April 30, 2019

VIA EDGAR TRANSMISSION

Beverly Singleton
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Shake Shack Inc.
Form 10-K for the Fiscal Year Ended December 26, 2018
Filed February 25, 2019
File No. 001-36823

Dear Ms. Singleton:
Thank you for your letter dated April 2, 2019 with respect to the review by the Securities and Exchange Commission ("SEC") of the above-referenced filings of Shake Shack Inc. ("Shake Shack" or the "Company"). Shake Shack understands the importance of providing full and transparent disclosures in our SEC filings and we appreciate this feedback from the Staff so that we can continue to improve our disclosures. For your convenience, the comments in your April 2, 2019 letter are repeated herein and our responses are set forth immediately below each comment.

Form 10-K for the Fiscal Year Ended December 26, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2019 Guidance, page 57

1. We note that under both the Fiscal 2019 Guidance, your preliminary financial outlook for the fiscal year ending December 25, 2019 and, under Fiscal 2020 Targets, you provide targeted total revenue for 2020, as well as several other measures. Please expand both tables to also disclose the expected range or amount of pre-tax income (loss) and/or net income (loss) and related per share amounts. Reference is made to Item 10(b)(2) of Regulation S-K, where presenting revenue projections without a measure of income may be misleading. In addition, for each of these two tables, provide a narrative as to whether the section Trends in Our Business beginning on page 54 are the basis of management's assumptions used to prepare these projections. Further, please provide narrative disclosure that investors should be cautioned against attributing undue certainty to management's assessment, indicate management's intention regarding the furnishing of updated projections, and consider all of the disclosure guidance in Item 10(b)(3) of Regulation S-K.

Response:

We respectfully acknowledge the Staff's comments and have reviewed the corresponding guidance under Item 10(b)(2) and (3) of Regulation S-K. We supplementally advise the Staff that it is the Company’s intent to provide transparent information on both historical and anticipated economic performance in order to promote effective investor decision-making. We believe providing forward-looking information is helpful to investors because it provides supplemental information that, when combined with the information included within the financial statements, facilitates a more relevant and meaningful understanding of the quality and sustainability of our performance, as well as provides additional insight to the Company’s future growth plans. In formulating the type and format of our forward-looking information, we considered various factors given our particular circumstances, which we have outlined below with regard to the Fiscal 2020 Targets and Fiscal 2019 Guidance.

Fiscal 2020 Targets
We first disclosed our fiscal 2020 targets in our Form 10-K for the fiscal year ended December 27, 2017, which included total revenue, the number of domestic company-operated Shacks and the number of licensed Shacks. We repeated these same targets in our Form 10-K for the fiscal year ended December 26, 2018. Our intent with disclosing fiscal 2020 targets was not to provide an estimate of what we expected our fiscal 2020 results to be, but instead to share the Company’s goals for minimum annual total revenue and Shack count as of the end of the three-year period. As such, we chose to use the term “target” instead of “guidance” or "projection" and to disclose thresholds, such as "over $700 million" and “at least 200,” rather than providing a specific number or range. Our intent was to give investors a broad directional indication of our future growth plans and, more importantly, the pace of that growth. We disclosed in our fiscal 2017 and fiscal 2018 Forms 10-K on pages 13 and 14, respectively, our belief that we have the potential to grow our domestic company-operated Shack footprint to at least 450 Shacks, over a longer, but unspecified, period of time. As of the end of fiscal 2017, we had opened only 20% of this footprint. Given our relatively small size in relation to the potential whitespace opportunity ahead, we believed disclosing longer-term targets for Shack openings and total revenue would be helpful to investors because it would provide context around the pace of our growth relative to those plans combined with an indication of the overall average unit volume trend. By supplementing our disclosures with targets for the minimum number of Shack openings and total revenue, we intended to provide investors with a more meaningful picture of the Company’s overall growth plans and related strategy.

In determining the appropriate format for the fiscal 2020 targets, we considered the guidance under Item 10(b)(2) of Regulation S-K, specifically whether our choice of targets was susceptible of misleading inferences, particularly the presentation of a minimum revenue target without an income measure such as net income and earnings per share. We respectfully advise the Staff that as the target period lengthens, net income becomes increasingly more difficult to project. Our two most significant expense line items, food and paper costs and labor and related expenses, are both heavily dependent on market factors outside of our control. Our food and paper costs are significantly impacted by fluctuations in commodity costs which are in turn affected by supply and demand, inflation, shortages or interruptions in supply, fluctuations in the price of fuel and other transportation costs, import/export controls, tariffs, trade embargoes, and other regulatory and macroeconomic forces. Our labor and related expenses are significantly impacted by rising minimum wage legislation and other changes to employment regulations. In order for us to project the various types of expenses necessary to provide a net income projection over a two- or three-year period, we would be required to make numerous assumptions, many of which would be speculative and arguably not any more precise than projections made by others with access to similar market data. As a result of the foregoing, we did not believe, with respect to either the fiscal 2017 or the fiscal 2018 Forms 10-K, that we could reliably develop an income target for fiscal 2020 with the level of confidence and certainty that would be meaningful to investors and, as such, did not provide such targets.

Although no quantitative income targets were provided, we did provide qualitative disclosures of the various trends that have impacted and are expected to continue impacting our future profitability within the “Trends In Our Business” section included in Item 7, where we specifically discuss both food and paper costs and high labor cost trends.

We believe that the long-term minimum revenue targets disclosed, coupled with our qualitative discussion around our business trends and risk factors that could impact our operating income, provide investors with a full picture of our targeted growth that is both relevant and meaningful. In future filings, we will include additional cautionary language cautioning investors not to place undue reliance or certainty on the targets. A revised disclosure is set forth in Schedule A to this letter, with changes underlined.

Fiscal 2019 Guidance
As it relates to the fiscal 2019 guidance provided, although we do not provide projections of net income or earnings per share, by providing other meaningful projections at a very granular level we believe we enable investors to understand the Company's expected future performance, such that the revenue projections provided are not susceptible to misleading inferences and provide the necessary balance that would be obtained if net income or earnings per share measures were disclosed. As the Staff is aware, we provide projections for the line items necessary for investors to materially understand our projected operating income and pre-tax income (i.e. total general and administrative expenses, depreciation expense, pre-opening costs and interest expense). We believe the line items omitted, which include gains or losses on disposal of property and equipment and other income, net, are either not material or not directly attributable to the underlying operating performance of the Company.

Considering the breadth of the forward-looking projections we provided, as well as the relatively narrow ranges provided, we believe that the level of detail, combined with the qualitative disclosures of business trends, provides enough information in the aggregate for investors to have a meaningful and complete understanding of our anticipated future revenue and profitability.

We acknowledge the Staff's comment and will revise future filings to include the narrative disclosures required under Item 10(b)(3) of Regulation S-K, including disclosure around our intention in providing projections, the basis of our assumptions used to prepare these projections, as well as cautionary language against attributing undue certainty to our assessment. A revised disclosure is set forth in Schedule A to this letter, with changes underlined.

2. Additionally, we note that as part of your Fiscal 2019 guidance, you provide shack-level operating profit margin and adjusted pro forma effective tax rate, two non-GAAP financial measures. Please revise to include the appropriate non-GAAP disclosures required by Item 10(e), including a reconciliation of this projected range, to the appropriate amounts calculated in accordance with GAAP or provide disclosure that you are relying on the "unreasonable efforts" exception in Item 10(e)(1)(I)(B). See Question 102.10 of the SEC Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, updated April 4, 2018. Similarly, please make these revisions in your earnings release filed on Form 8-K.

Response:

We respectfully acknowledge the Staff's comments and have read the corresponding guidance under Item 10(e)(1)(i)(B) and Question 102.10 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, updated on April 4, 2018. We supplementally advise the Staff that we have not provided reconciliations of our projected non-GAAP measures, specifically Shack-level operating profit and adjusted pro forma effective tax rate, to their most directly comparable GAAP measures as we cannot reliably project certain reconciling items without unreasonable effort. Accordingly, we do not provide projections for the most directly comparable GAAP measures, which are operating income and income tax expense, respectively.

In order for us to be able to reconcile Shack-level operating profit to operating income, we would be required to project gains or losses on disposal of property and equipment, which we are unable to do without unreasonable effort. Given the uncertainty around the timing and amounts of such gains or losses, which are generally outside of our control, it is difficult to project these amounts with a reasonable degree of confidence and certainty. Therefore, as we are not able to accurately predict such gains or losses, we are also unable to provide projections of operating income without unreasonable effort.

With regard to our projected adjusted pro forma effective tax rate, we are unable to project the most directly comparable GAAP measure, income tax expense, without unreasonable effort and therefore also unable to provide the respective reconciliation. Given our complex tax structure, income tax expense is significantly impacted by changes in our ownership interest in SSE Holdings, which fluctuates based on the extent to which our non-controlling interest holders redeem their LLC Interests, which is at the discretion of the non-controlling interest holders and outside of our control. As our non-controlling interest holders redeem their LLC interests, our ownership interest in SSE Holdings increases and our share of the taxable income of SSE Holdings also increases. Income tax expense is also impacted by any equity-based compensation award activity, which is also outside of our control and therefore inherently difficult to predict. These fluctuations in ownership and equity-based award activity can create unusual trends as well as volatility in income tax expense, making it difficult to predict without unreasonable effort.

We acknowledge the Staff's comment and, in future filings and earnings releases, to the extent we cannot provide the forward-looking comparable GAAP measures without unreasonable effort, we will disclose that fact as well as the other disclosures required under Question 102.10 of the SEC Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, updated April 4, 2018. A revised disclosure is set forth in Schedule A to this letter, with changes underlined.

Non-GAAP Financial Measures, page 65

3. Refer to the section of Adjusted Pro Forma Net Income and Adjusted Pro Forma Earnings Per Fully Exchanged and Diluted Share that begins on page 67. Please expand your tabular disclosure to reconcile Adjusted pro forma earnings per fully exchanged and diluted share to the most directly comparable GAAP measure of earnings (loss) per share of Class A common stock . You may choose to present such reconciliation of the per share amount in a separate table. We refer you to Question 102.05 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (last update: April 4, 2018).

Response:
In future filings we will revise our non-GAAP disclosures to include a reconciliation of adjusted pro forma earnings per fully exchanged and diluted share to earnings (loss) per diluted share of Class A common stock, as prescribed in Question 102.05 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, updated on April 4, 2018. A revised disclosure is set forth in Schedule B to this letter.
* * *

If you have any questions about our response, please contact me at 646-747-7358 . Thank you for your consideration of our response.

Very truly yours,

/s/ Tara Comonte
Tara Comonte
Chief Financial Officer
Shake Shack Inc.

cc:    Randy Garutti, Chief Executive Officer, Shake Shack Inc.
Ronald Palmese, Jr., Senior Vice President and General Counsel, Shake Shack Inc.
Audit Committee of the Board of Directors of Shake Shack Inc.
Mike Hollander, Ernst & Young LLP
Robert A. Cantone, Proskauer Rose LLP

Schedule A

FISCAL 2019 GUIDANCE

These forward-looking projections are subject to known and unknown risks, uncertainties and other important factors that may cause actual results to be materially different. Factors that might cause such differences include, but are not limited to, those discussed in Part I, Item 1A of this Form 10-K under the heading “Risk Factors.” These forward-looking projections should be reviewed in conjunction with the consolidated financial statements and the section titled “Trends in Our Business” which forms the basis of our assumptions used to prepare these forward-looking projections. You should not attribute undue certainty to these projections and we undertake no obligation to revise or update any forward-looking information, except as required by law.
For the fiscal year ending December 25, 2019, we are providing the following preliminary financial outlook:

Current Outlook
Total revenue (inclusive of licensing revenue)	$570 million to $576 million
Licensing revenue	$15 million to $16 million
Same-Shack sales growth (%)(1)	0% to 1% increase
Domestic company-operated Shack openings	36 to 40
Licensed Shack openings, net	16 to 18
Average annual sales volume for domestic company-operated Shacks	$4.0 to $4.1 million
Shack-level operating profit margin (%)(2)(3)	23.0% to 24.0%
Total general and administrative expenses	$66.4 million to $68.2 million
Core general and administrative expenses	$56 million to $57 million
Equity-based compensation	$7.4 million to $7.7 million
One-time costs related to Project Concrete	$3.0 million to $3.5 million
Project Concrete capital spend	approximately $4 million
Depreciation expense	$41 million to $42 million
Pre-opening costs	$13 million to $14 million
Interest expense	$0.3 million to $0.4 million
Adjusted pro forma effective tax rate (%)(4)	26.5% to 27.5%

(1)	Includes approximately 1.5% of menu price increases taken in December 2018.

(2)	Includes approximately 50 bps of impact from the adoption of the new lease accounting standard.

(3)
Shack-level operating profit margin is a non-GAAP measure. A reconciliation to the most directly comparable GAAP measure, operating income, has not been provided as we cannot project certain reconciling items, such as gains or losses on disposal of property and equipment, without unreasonable effort given the uncertainty around the timing and amount of such losses or gains. Losses on disposal of property and equipment were less than $1 million for each of the fiscal years 2018, 2017 and 2016.

(4)
Adjusted pro forma effective tax rate is a non-GAAP measure. A reconciliation to the most directly comparable GAAP measure, income tax expense, has not been provided as we cannot project income tax expense without unreasonable effort due to our inability to predict changes in our ownership interest in SSE Holdings resulting from redemptions of LLC Interests by non-controlling interest holders and equity-based award activity. Income tax expense for fiscal years 2018, 2017 and 2016 was $8.9 million, $151.4 million and $6.4 million, respectively.

FISCAL 2020 TARGETS

These forward-looking targets are provided to give investors a general sense of our overall growth plans and are subject to known and unknown risks, uncertainties and other important factors that may cause actual results to be materially different. Factors that might cause such differences include, but are not limited to, those discussed in Part I, Item 1A of this Form 10-K under the heading “Risk Factors.” These forward-looking targets should be reviewed in conjunction with the consolidated financial statements and the section titled “Trends in Our Business” which forms the basis of our assumptions used to prepare these forward-looking targets. You should not attribute undue certainty to these targets and we undertake no obligation to revise or update any forward-looking targets, except as required by law.

Schedule A

Beginning in February 2018, we provided 2020 targets around total revenue and system-wide Shack openings. We continue to target the following:

Target
Total revenue (inclusive of licensing revenue)	Over $700 million
Domestic company-operated Shack openings	At least 200
Licensed Shack openings, net	At least 120

Schedule B

	2018	2017	2016	2015	2014
Earnings (loss) per share of Class A common stock - diluted	$0.52	$(0.01)	$0.53	$(0.65)	$0.07
Assumed exchange of LLC Interests for shares of Class A common stock(1)	0.06	0.25	0.07	0.73	—
Non-GAAP adjustments(2)	0.13	0.33	(0.14)	0.25	0.09
Dilutive impact of stock options	—	—	—	(0.01)	(0.03)
Adjusted pro forma earnings per fully exchanged share - diluted	$0.71	$0.57	$0.46	$0.32	$0.13

(1)
Assumes the exchange of all outstanding LLC Interests for shares of Class A common stock, resulting in the elimination of the non-controlling interest and recognition of the net income attributable to non-controlling interests.

(2)	Represents the per share impact of non-GAAP adjustments for each period. Refer to the reconciliation of Adjusted Pro Forma Net Income for further details.